                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          FOX & HOUND RESTAURANT GROUP
                            (Name of Subject Company)
                            ------------------------

                              F&H ACQUISITION CORP.
                             NPSP ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                            -------------------------

                                    351321104
                      (Cusip Number of Class of Securities)
                            ------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300

--------------------------------------------------------------------------------
        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $149,850,105                                     $541
--------------------------------------------------------------------------------

*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction  value derived by multiplying  9,193,258 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $16.30 (the purchase price per share offered by Offeror).
**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities and Exchange Act of 1934, as amended,  and Fee Rate Advisory
     No.  5 for  fiscal  year  2006,  equals  $107.00  per  million  dollars  of transaction value.

|X|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

----------------------------------------------------------------------------------------------
Amount Previously Paid:    $15,248        Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T        Date Filed:   January 6, 2006
Amount Previously Paid:    $245           Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T        Date Filed:   January 13, 2006
----------------------------------------------------------------------------------------------

  |_| Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.
      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X| third-party tender offer subject to Rule 14d-1.
      |_| issuer tender offer subject to Rule 13e-4.
      |_| going-private transaction subject to Rule 13e-3.
      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

          This  Amendment No. 2 to Tender Offer  Statement on Schedule TO amends and supplements the statement  originally  filed on January 6, 2006, as amended, by F&H Acquisition Corp., a Delaware  corporation  ("Parent"),  NPSP Acquisition
Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of
Parent,  Newcastle  Partners,  L.P.,  a Texas  limited  partnership,  and  Steel
Partners II, L.P., a Delaware limited  partnership.  This Schedule TO relates to the offer by the Purchaser to purchase all  outstanding  shares of common stock, par value $0.01 per share (the  "Shares"),  of Fox & Hound  Restaurant  Group, a
Delaware corporation (the "Company"),  at $15.75 per Share, net to the seller in cash,  without interest,  upon the terms and subject to the conditions set forth in the Offer to  Purchase,  dated  January 6, 2006,  as amended  (the  "Offer to
Purchase"),  and in the related Letter of Transmittal (which,  together with any amendments or supplements  thereto,  collectively  constitute the "Offer").  The information  set  forth in the  Offer to  Purchase  and the  related  Letter  of
Transmittal is incorporated  herein by reference with respect to Items 1 through
9 and 11 of this Schedule TO.

         The price per Share to be paid pursuant to the Offer has been increased from  $15.75 per Share to $16.30 per Share,  net to the seller in cash,  without interest.  The full text of the press  release  issued by Parent on January  26,
2006,  announcing  the increase in the offer price is filed  herewith as Exhibit
(a)(5)(ix). All references in the Offer to Purchase, Letter of Transmittal,  the
Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust  Companies  and  Other
Nominees,  and the Letter to Clients  for use by  Brokers,  Dealers,  Commercial
Banks,  Trust  Companies  and Other  Nominees,  to the offer price of $15.75 per
Share are hereby amended and restated to refer to $16.30 per Share.

         The Expiration  Date of the Offer has been extended to 12:00  Midnight,
New York City time, on Wednesday,  February 8, 2006.  The full text of the press release  issued by Parent on January 26, 2006,  announcing  the extension of the
Expiration  Date of the  Offer is filed  herewith  as  Exhibit  (a)(5)(ix).  All references  in the Offer to  Purchase,  Letter  of  Transmittal,  the  Letter to
Brokers, Dealers,  Commercial Banks, Trust Companies and Other Nominees, and the
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
and Other  Nominees,  to the Expiration  Date as 12:00  Midnight,  New York City
time, on Monday,  February 6, 2006,  are hereby amended and restated to refer to the  Expiration  Date as 12:00  Midnight,  New York  City  time,  on  Wednesday,
February 8, 2006.

         The Offer to Purchase is further amended as follows:

         The phrase  "$145.0  million" in response to the  question "Do you have the  financial  resources  to pay for the shares" in the  Summary  Term Sheet is hereby deleted and replaced with the phrase "$150.2 million".

         All references to and descriptions of the Liquor Condition in the Offer to  Purchase,  the Letter of  Transmittal  and the Letter to Clients  for use by
Brokers,  Dealers,  Commercial  Banks,  Trust  Companies and Other  Nominees are
hereby deleted pursuant to Parent and the Purchaser's  decision to eliminate the
Liquor Condition.

         The  following  is hereby  inserted  at the end of the  response to the question "What does the Board of Directors of Fox & Hound Restaurant Group think of the offer" in the Summary Term Sheet:

         "On  January  20,  2006,   Fox  &  Hound  filed  an  amendment  to  its
solicitation/recommendation   statement   with  the   Securities   and  Exchange
Commission  on Schedule  14D-9 with respect to the Schedule TO filed by LLCP, as amended,  announcing  (a) that Fox & Hound's Board of Directors  (i)  determined that the Amended and Restated  Agreement  and Plan of Merger,  dated January 17,
2006  (the  "Amended  Merger  Agreement"),  and  the  transactions  contemplated thereby,  including the revised  tender offer (the "Revised LLCP Offer") and the
Merger,  are  fair  to  and  in the  best  interests  of  the  Company  and  its stockholders,  (ii)  authorized and approved the Amended Merger  Agreement,  the
Revised LLCP Offer,  the Merger and the other  transactions  contemplated by the
Amended Merger  Agreement,  (iii)  recommended  that the Company's  stockholders accept the Revised LLCP Offer and tender their shares of Company common stock to

F&H Finance Corp.  pursuant to the Revised LLCP Offer and (iv) recommended that, if necessary,  the Company's stockholders adopt the Amended Merger Agreement and approve  the Merger and (b) that to the best of the  Company's  knowledge,  each executive officer,  director,  affiliate and subsidiary of the Company currently intends,  subject to compliance with applicable law,  including Section 16(b) of the  Exchange  Act, to tender all shares of common  stock of the Company held of record or  beneficially  owned by such  person or entity to LLCP in the  Revised
LLCP Offer (other than shares of common stock of the Company that such person or entity has the right to purchase by exercising stock options).

         On January 20,  2006,  Fox & Hound filed a  solicitation/recommendation statement  with the  Securities  and Exchange  Commission on Schedule 14D-9 with respect  to  the  Schedule  TO,  as  amended,  filed  by us and  our  affiliates announcing  (a)  that Fox &  Hound's  Board of  Directors  recommended  that the stockholders  of the  Company  reject our Offer and not tender  their  shares of
Company  common  stock to us  pursuant to our Offer and (b) that in light of (i)
LLCP's  competing all cash tender offer of $16.00 per share and (ii) the Board's recommendation,  after due and reasonable  inquiry, to the best of the Company's knowledge,  the executive officers and directors of the Company currently intend not to tender  shares of Company  common  stock  held of record or  beneficially owned by such persons to us in the Offer.

         On  January  26,   2006,   Fox  &  Hound  filed  an  amendment  to  its
solicitation/recommendation   statement   with  the   Securities   and  Exchange
Commission  on Schedule  14D-9 with respect to the Schedule TO filed by LLCP, as amended,  indicating that the Board considered a number of factors including the following in reaching its recommendation with respect to the Revised LLCP Offer:
(i) market price of Fox & Hound common  stock,  (ii) the current and  historical financial  condition  and  results  of  operations  of Fox &  Hound,  (iii)  the proposals  contemplated  by the Amended Merger  Agreement  constituted  the best acquisition  proposal  received  by Fox & Hound at that time,  (iv)  alternative strategic  alternatives to increase stockholder value other than a sale of Fox &
Hound,  (v)   presentations   from  financial   advisors,   (vi)  conditions  to
consummation of the Revised LLCP Offer and (vii) and termination fee and expense reimbursement provisions of the Amended Merger Agreement.

         On  January  26,   2006,   Fox  &  Hound  filed  an  amendment  to  its
solicitation/recommendation   statement   with  the   Securities   and  Exchange
Commission on Schedule 14D-9 with respect to the Schedule TO, as amended,  filed by us and  our  affiliates.  This  amendment  indicates  that  in  reaching  its recommendation  with  respect to our  Offer,  Fox & Hound's  Board of  Directors considered a number of factors,  including  the  following:  (i) the Fox & Hound
Board of Directors  considered  LLCP's  competing  offer of $16.00 per share and determined  that  $16.00 was more  favorable  than the $15.75 per share offer by
Parent  and (ii) the Fox & Hound  Board of  Directors  considered  that the best acquisition  proposal received by Fox & Hound,  specifically with respect to (a)
the purchase  price to be paid per share of Fox & Hound common stock and (b) the conditions  required  to be  satisfied  or  waived  in order to  consummate  the transaction, was the Revised LLCP Offer, not our Offer."

         The  sentence  "The offer  currently  is  scheduled  to expire at 12:00
Midnight,  New York City time,  on Monday,  February 6, 2006" in the response to the  question  "How long do I have to decide  whether to tender in the offer" in the Summary Term Sheet is hereby deleted and replaced with the sentence "We have extended  the  offer  and the offer is  currently  scheduled  to expire at 12:00
Midnight, New York City time, on Wednesday, February 8, 2006."

         The  following  condition  has been  deleted  from the  response to the question "What are the most significant  conditions to the offer" in the Summary
Term Sheet:

         "(iii) the  obtaining  of all  consents,  approvals  or  authorizations required by all state, city or local liquor licensing boards,  agencies or other similar entities..."

         The second  sentence in the response to the question "Will the offer be followed  by a merger  if all the Fox & Hound  shares  are not  tendered  in the offer" in the  Summary  Term Sheet is hereby  amended  and  restated  to read as follows:

         "Upon  consummation of that merger,  F&H Acquisition Corp. will own all of the shares and all  remaining  stockholders  (other than us, F&H  Acquisition
Corp., the Sponsors and stockholders properly exercising their appraisal rights)
will receive the price per share paid in the offer."

         The following  Questions and Answers are hereby  inserted at the end of the Summary Term Sheet.

         "IF I ALREADY TENDERED MY SHARES IN THE ORIGINAL OFFER, DO I HAVE TO DO
ANYTHING NEW?

                  No.  You do not have to take any action  regarding  any shares previously validly tendered and not withdrawn. If the offer is completed,  these shares will be accepted  for payment and you will  receive the  increased  offer price of $16.30 per share in cash without brokerage fees, commissions or, except in certain circumstances, transfer taxes.

          HAS THE EXPIRATION DATE OF THE OFFER BEEN CHANGED?

                  Yes.  The  expiration  date of the offer has been  extended to
12:00  Midnight,  New York City time, on Wednesday,  February 8, 2006. The offer was previously set to expire at 12:00  Midnight,  New York City time, on Monday,
February 6, 2006."

         The  following  sentence  is  hereby  added  to the  end  of the  first paragraph of Section 2 ("Acceptance for Payment and Payment"):

         "We do not presently intend to seek to assert the conditions  listed in
Section 14 after the Expiration Date of the Offer."

         The heading of Section 5 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

         "5. Material Tax Considerations."

         The first two  sentences  of  Section  5 of the Offer to  Purchase  are hereby amended and restated in their entirety to read as follows:

         "The U.S.  federal  income tax discussion set forth below is based upon present law. Due to the individual nature of material tax consequences,  you are urged to consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable state, local and other tax laws."

         The  phrase  "$145.0  million"  in the first  sentence  of  Section  10
("Source and Amount of Funds") is hereby  deleted and  replaced  with the phrase
"$150.2 million".

         The  phrase  "$145.0  million"  in the  second  sentence  of Section 10
("Source and Amount of Funds") is hereby  deleted and  replaced  with the phrase
"$150.2 million."

         The following is hereby  inserted at the end of Section 11 ("Background of the Offer"):

         "On January 13, 2006, Parent issued a press release  announcing that it has increased its tender offer price to $15.75 per share.

         On January 16, 2006, the Special  Committee of the Company's  Board met
and  recommended  that the Board  determine  that Parent's offer to enter into a merger  agreement  providing  for an  offer  price of  $15.75  per  share  could reasonably  be expected  to result in an offer  superior to the $15.50 per share tender offer pursuant to the LLCP  Agreement and Plan of Merger.  On January 16,
2006,  pursuant to Section  4.8 of the LLCP  Agreement  and Plan of Merger,  the
Company  delivered a Notice of Receipt of Company Takeover  Proposal (as defined in the LLCP  Agreement  and Plan of  Merger)  to LLCP  informing  LLCP  that the
Company had  received  an offer from Parent to enter into a tender  offer/merger agreement at a price of $15.75 per share and that the Board had determined  that this proposal could reasonably be expected to result in an offer superior to the
LLCP Agreement and Plan of Merger.

         On  January  17,  2006,  at 9:30 a.m.  (Eastern  Standard  Time),  LLCP
submitted a new  proposal  to the Company  raising its offer price to $16.00 per share. LLCP also submitted a revised  definitive merger agreement (the "Proposed
Amended LLCP Merger  Agreement") in which (i) the cap for reimbursable  expenses was  raised  from $1  million to $2  million  and (ii) the  termination  fee and expense  reimbursement  obligations  under  the  Proposed  Amended  LLCP  Merger
Agreement would also be triggered in the event that a person acquired beneficial ownership  of or entered  into an agreement or agreement in principle to acquire beneficial  ownership of 50% or more of the outstanding shares of Company common stock.  LLCP also informed the Company that it had obtained early termination of the waiting period under the  Hart-Scott-Rodino  Antitrust  Improvements  Act of
1976.  LLCP's offer pursuant to the Proposed  Amended LLCP Merger  Agreement was submitted on a  confidential  basis and provided the offer would expire upon the earlier to occur of (i) 2:00 p.m.  (Eastern  Standard Time) on January 17, 2006,
or (ii) the  adjournment  of a meeting of the Board  which had  previously  been scheduled for 11:00 a.m. (Eastern Standard Time) that morning. After the Special
Committee  reviewed and considered LLCP's $16.00 per share offer pursuant to the
Proposed  Amended  LLCP Merger  Agreement,  counsel  for the  Special  Committee informed LLCP that the Special  Committee would recommend  approval by the Board of the  Proposed  Amended  LLCP  Merger  Agreement,  provided  that the  expense reimbursement  cap remained at $1 million.  LLCP indicated that it was unwilling to offer $16.00 per share without an increase in the expense  reimbursement  cap to $2 million.

         At  approximately  11:00 a.m.  (Eastern  Standard  Time) on January 17,
2006,  LLCP informed  counsel to the Special  Committee that in order to provide greater  certainty  of  closing to the  Company,  it would  eliminate  the prior closing  condition  regarding  receipt of third party consents and approvals and regulatory  consents and  approvals  relating to state and local liquor  license matters.  LLCP further  indicated  that in connection  with this waiver it would require that the minimum  condition be amended to provide as a closing condition that a majority of shares of Company  common stock on a  fully-diluted  basis be tendered and not withdrawn,  and that the expense reimbursement cap be increased to $2 million as proposed by LLCP.  LLCP provided the Company with a new version of the Proposed Amended LLCP Merger Agreement reflecting these changes.

         On January 17, 2006, the Board unanimously authorized the execution and delivery by the Company of the  Proposed  Amended  LLCP  Merger  Agreement.  The
Company,  F&H Finance  Corp.,  Fox  Acquisition  Company,  and LLCP executed and delivered  the Amended  LLCP Merger  Agreement  on the  afternoon of January 17,
2006. The Company issued a press release announcing the execution of the Amended
LLCP Merger  Agreement on the  afternoon  of January 17,  2006,  and F&H Finance
Corp.,  Fox Acquisition  Company and LLCP issued a press release  announcing the execution  of the Amended  LLCP Merger  Agreement  on the morning of January 18,
2006.

         On  January  20,   2006,   Fox  &  Hound  filed  an  amendment  to  its
solicitation/recommendation   statement   with  the   Securities   and  Exchange
Commission  on  Schedule  14D-9 with  respect to the  Schedule  TO filed by LLCP announcing  (a) that Fox & Hound's  Board of Directors (i)  determined  that the
Amended and Restated  Agreement and Plan of Merger,  dated January 17, 2006 (the
"Amended  Merger  Agreement"),   and  the  transactions   contemplated  thereby,
including  the revised  tender offer (the  "Revised LLCP Offer") and the Merger, are fair to and in the best interests of the Company and its stockholders,  (ii)
authorized  and approved the Amended Merger  Agreement,  the Revised LLCP Offer,
the  Merger  and the  other  transactions  contemplated  by the  Amended  Merger
Agreement,  (iii) recommended that the Company's stockholders accept the Revised
LLCP Offer and tender their shares of Company  common stock to F&H Finance Corp.
pursuant to the Revised LLCP Offer and (iv) recommended that, if necessary,  the
Company's stockholders adopt the Amended Merger Agreement and approve the Merger and (b) that to the best of the Company's  knowledge,  each  executive  officer, director,  affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law,  including Section 16(b) of the Exchange Act, to tender all shares of common stock of the Company held of record or  beneficially owned by such  person or entity to LLCP in the  Revised  LLCP Offer  (other than shares of common  stock of the Company  that such person or entity has the right to purchase by exercising stock options).

         On January 20,  2006,  Fox & Hound filed a  solicitation/recommendation statement  with the  Securities  and Exchange  Commission on Schedule 14D-9 with respect to the  Schedule  TO, as  amended,  filed by Parent  and its  affiliates announcing  (a)  that Fox &  Hound's  Board of  Directors  recommended  that the stockholders  of the Company reject the  Purchaser's  Offer and not tender their shares of Company  common stock to the  Purchaser  pursuant to its Offer and (b)
that in light of (i) LLCP's  competing all cash tender offer of $16.00 per share and (ii) the Board's  recommendation,  after due and reasonable  inquiry, to the best of the Company's  knowledge,  the  executive  officers and directors of the
Company  currently  intend not to tender shares of Company  common stock held of record or beneficially owned by such persons to the Purchaser in the Offer.

         On  January  26,   2006,   Fox  &  Hound  filed  an  amendment  to  its
solicitation/recommendation   statement   with  the   Securities   and  Exchange
Commission  on Schedule  14D-9 with respect to the Schedule TO filed by LLCP, as amended,  indicating that the Board considered a number of factors including the following in reaching its recommendation with respect to the Revised LLCP Offer:
(i) market price of Fox & Hound common  stock,  (ii) the current and  historical financial  condition  and  results  of  operations  of Fox &  Hound,  (iii)  the proposals  contemplated  by the Amended Merger  Agreement  constituted  the best acquisition  proposal  received  by Fox & Hound at that time,  (iv)  alternative strategic  alternatives to increase stockholder value other than a sale of Fox &
Hound,  (v)   presentations   from  financial   advisors,   (vi)  conditions  to
consummation of the Revised LLCP Offer and (vii) and termination fee and expense reimbursement provisions of the Amended Merger Agreement.

         On  January  26,   2006,   Fox  &  Hound  filed  an  amendment  to  its
solicitation/recommendation   statement   with  the   Securities   and  Exchange
Commission on Schedule 14D-9 with respect to the Schedule TO, as amended,  filed by us and  our  affiliates.  This  amendment  indicates  that  in  reaching  its recommendation  with  respect to our  Offer,  Fox & Hound's  Board of  Directors considered a number of factors,  including  the  following:  (i) the Fox & Hound
Board of Directors  considered  LLCP's  competing  offer of $16.00 per share and determined  that  $16.00 was more  favorable  than the $15.75 per share offer by
Parent  and (ii) the Fox & Hound  Board of  Directors  considered  that the best acquisition  proposal received by Fox & Hound,  specifically with respect to (a)
the purchase  price to be paid per share of Fox & Hound common stock and (b) the conditions  required  to be  satisfied  or  waived  in order to  consummate  the transaction, was the Revised LLCP Offer, not our Offer."

         The parenthetical  phrase  "(including any action or omission by Parent or the  Purchaser)"  contained  in  subparagraph  (ix) of  Section  14 is hereby deleted.

         The final paragraph of Section 14 ("Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:

         "The  foregoing  conditions  are for the sole  benefit of  Parent,  the
Purchaser  and  their  affiliates  and may be  asserted  by us or  Parent in our reasonable discretion regardless of the circumstances (excluding any affirmative action or omission by Parent or us) giving rise to any such conditions or may be waived  by us in our  reasonable  discretion  in whole or in part at any time or from time to time before the  Expiration  Date  (provided that all conditions to the Offer must be  satisfied  or waived prior to  expiration  of the Offer).  We expressly  reserve the right to waive any of the  conditions to the Offer and to make any change in the terms of or  conditions  to the Offer.  If a condition of the Offer is triggered,  and the Purchaser  nevertheless decides to proceed with the Offer,  such  decision  shall  constitute  a waiver of such  condition  with respect to the events  triggering  such  condition.  Our  failure at any time to exercise our rights under any of the foregoing  conditions shall not be deemed a waiver  of any  such  right.  The  waiver  of any such  right  with  respect  to particular facts and circumstances  shall not be deemed a waiver with respect to any other  facts and  circumstances.  Each such right shall be deemed an ongoing right which may be  asserted  at any time or from time to time,  except that any such  right may not be  asserted  after  the  Expiration  Date.  The offer by an affiliate  of LLCP to  acquire  the  Company,  as such  offer has been  publicly disclosed  through the date hereof,  has not triggered any of the  conditions of the Offer. Any determination  made by us concerning the events described in this
Section 14 shall be final and binding upon all parties, subject to the tendering stockholder's  right to bring any dispute with respect thereto before a court of competent jurisdiction."

ITEM 10.     FINANCIAL STATEMENTS.

          Not applicable.

ITEM 11.     ADDITIONAL INFORMATION.

          On January 26, 2006,  Parent and  Purchaser  announced  that they have extended  the  Expiration  Date of the Offer,  as those terms are defined in the
Offer to Purchase, to 12:00 Midnight, New York City time, on Wednesday, February
8, 2006. As of the close of business on January 25, 2006,  2,050 shares of Fox &
Hound common stock have been tendered in and not withdrawn  from the Offer.  The press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(ix).

ITEM 12.     EXHIBITS.

(a)(1)(i)    Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated January 6, 2006.*

(a)(5)(i)    Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)  Text of  disclosure  made by Parent on Schedule TO, dated  December
             20, 2005*

(a)(5)(iv)   Text of news  articles  published  in The Dallas  Morning  News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)   Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)  Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii) Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)   Text of press release issued by Parent, dated January 26, 2006.

(c)          Not applicable.

(d)          Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C.,  Mark E. Schwarz,  Steel Partners II, L.P., Steel Partners,
             L.L.C.,  Warren G.  Lichtenstein,  F&H  Acquisition  Corp. and NPSP
             Acquisition Corp., dated December 22, 2005.*

(e)          Not applicable.

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

--------
* Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2006

                                          NEWCASTLE PARTNERS, L.P.

                                          By:  Newcastle Capital Management, L.P.
                                               its General Partner
                                          By:  Newcastle Capital Group, L.L.C.
                                               its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                          Name:  Mark E. Schwarz
                                          Title: Managing Member

                                          STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                          Name:  Warren G. Lichtenstein
                                          Title: Managing Member

                                          F&H ACQUISITION CORP.

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                          Name:  Mark E. Schwarz
                                          Title: President and Chief Executive Officer

                                          NPSP ACQUISITION CORP.

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                          Name:  Mark E. Schwarz
                                          Title: President and Chief Executive Officer

                                  EXHIBIT INDEX

(a)(1)(i)    Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated January 6, 2006.*

(a)(5)(i)    Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)  Text of  disclosure  made by Parent on Schedule TO, dated  December
             20, 2005*

(a)(5)(iv)   Text of news  articles  published  in The Dallas  Morning  News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)   Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)  Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii) Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)   Text of press release issued by Parent, dated January 26, 2006.

(c)          Not applicable.

(d)          Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C.,  Mark E. Schwarz,  Steel Partners II, L.P., Steel Partners,
             L.L.C.,  Warren G.  Lichtenstein,  F&H  Acquisition  Corp. and NPSP
             Acquisition Corp., dated December 22, 2005.*

(e)          Not applicable.

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

--------
* Previously filed